Affirm Holdings, Inc.
650 California Street
San Francisco, California 94108
(415) 960-1518
Via EDGAR
March 19, 2026
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Marc Thomas and Robert Klein
RE:        Affirm Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2025
File No. 001-39888
Dear Messrs. Thomas and Klein:
This letter sets forth the responses of Affirm Holdings, Inc. (the "Company," "we," "our," or "Affirm") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the Staff's letter dated March 6, 2026 regarding the above-referenced filing. For the Staff's convenience, each comment is reproduced in bold below, followed by the Company's response.
Form 10-K for the Fiscal Year Ended June 30, 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 61
1.Please revise, in future filings, to provide a discussion of financial condition and changes in financial condition for the periods presented in accordance with Item 303(b) of Regulation S-K. As it relates to changes in your loan balance from period to period, include quantification and discussion of factors driving the change by loan product (e.g., Pay-in-X, 0% annual percentage rate (“APR”) monthly installment loans and interest-bearing monthly installment loans.). In this regard, we note that you quantify the percentage of GMV by loan product for each period on page 62.
Response: The Company respectfully acknowledges the Staff's comment. In future filings, beginning with the Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2026, we will revise the discussion of financial condition under Item 303(b) of Regulation S-K to provide disclosure of material period-over-period changes in our loan balances by product type, including quantification and discussion of the factors driving material changes.
Results of Operations Comparison of the Years Ended June 30, 2025 and 2024, page 68
2.In future filings, please expand your discussion of period-over-period changes by revenue line item to also disclose changes in the weighted average fee rates, interest rates and expected weighted average loan duration, to the extent applicable or appropriate, for the differing loan portfolio products for each of the periods presented. In this regard, we note that your current discussion indicates a 31% increase in your merchant network revenue from June 30, 2024 to June 30, 2025, while GMV grew by 38% over the same periods. Similarly, we note that card network revenue grew by 53% while GMV grew by 45% over the same periods. Refer to Item 303(b)(2) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that, beginning with the Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2026, the Company will expand its MD&A discussion of period-over-period changes in revenue line items to decompose material changes into their rate and volume components, to the extent applicable and material.
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If you have any questions or require additional information regarding our response, please contact Josh Samples at josh.samples@affirm.com.

Sincerely,
/s/ Rob O’Hare

Rob O’Hare
Chief Financial Officer

cc:         Katherine Adkins, Chief Legal Officer and Chief Compliance Officer, Affirm Holdings, Inc.
Siphelele Jiyane, Chief Accounting Officer, Affirm Holdings, Inc.
Brian Lane, Gibson, Dunn & Crutcher, LLP